ETF Managers Trust
Amended and Restated Distribution Plan

SCHEDULE A

As Amended June 6, 2018

Series of ETF Managers Trust	Rule 12b-1 Fee

ETFMG Prime Cyber Security ETF	0.25% of average daily net assets
ETFMG Prime Mobile Payments ETF	0.25% of average daily net assets
Blue Star T Technology ETF	0.25% of average daily net assets
Etho Climate Leadership U.S. ETF	0.25% of average daily net assets
ETFMG Alternative Harvest ETF	0.25% of average daily net assets
ETFMG Drone Economy Strategy ETF	0.25% of average daily net assets
ETFMG Video Game Tech ETF	0.25% of average daily net assets
Spirited Funds/ETFMG Whiskey & Spirits ETF	0.25% of average daily net assets
Emerging AgroSphere ETF	0.25% of average daily net assets
AI Powered Equity ETF	0.25% of average daily net assets
Rogers AI Global Equity ETF	0.25% of average daily net assets